Elster Group SE
Frankenstrasse 362
45133 Essen
Germany

September 20, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Elster Group SE
Request for Withdrawal of Registration Statement on Form F-3 (SEC File No. 333-180367)

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 (File No. 333-180367) filed with the Securities and Exchange Commission (the "Commission") by Elster Group SE (the "Company") on March 27, 2012 (the "Registration Statement"), as amended on April 19, 2012 and May 4, 2012. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement, together with all exhibits thereto.

The Company submits this request for withdrawal because the selling shareholders listed in the Registration Statement no longer own their shares and therefore the Registration Statement is no longer necessary. The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that consent to this withdrawal of the Registration Statement be issued by the Commission as of the date hereof or at the earliest practical date hereafter.

If you have questions or require additional information, please do not hesitate to contact the Company's outside counsel, Mr. A. Peter Harwich of Allen & Overy LLP at (212) 610-6300.

Sincerely,

Elster Group SE

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Chief Legal Officer

By:	/s/ Bradley Fry
Name:	Bradley Fry
Title:	Authorized Signatory